FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: March 11, 2009	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

Exhibit Number 99.1	Description Press Release dated March 11, 2009

EXHIBIT 99.1

Banro Corporation

PRESS RELEASE

BANRO ANNOUNCES UPDATED INDEPENDENT MINERAL RESOURCE FOR
THE NAMOYA GOLD PROJECT OF 1.124 MILLION OUNCES OF MEASURED
AND INDICATED RESOURCES AND 407,700 OUNCES OF INFERRED
RESOURCES

Toronto, March 11, 2009 - Banro Corporation ("Banro" or the "Company") (NYSE Alternext US - "BAA"; TSX - "BAA")is pleased to announce an updated Independent Mineral Resource estimate for its wholly-owned Namoya project located on the Twangiza-Namoya gold belt in the Democratic Republic of Congo (the "DRC").

The Mineral Resource estimate has been prepared by SRK Consulting (UK) Ltd. (“SRK (UK)”) and includes an increase in Measured and Indicated Resources.

Namoya Project Overview

The Namoya project, which is wholly-owned by Banro, is situated at the southern end of the Twangiza-Namoya gold belt in Maniema Province of the eastern DRC and covers an area of 174 square kilometres. Exploration commenced in December 2004. To date, 210 diamond drill holes (and 82 historical underground drillholes) have been completed together with extensive re-sampling of old mine adits along the 2.5 kilometre long, northwest trending mineralized zone which hosts the four main deposits of Mwendamboko, Muviringu, Kakula and Namoya Summit. Exploration is continuing to assess a number of other prospects, namely Kakula West, Seketi, Matongo and Filon B, all within two kilometres of the four main deposits, to further increase oxide ounces for the heap leach project.

Mineral Resources

SRK (UK) has visited site to review data collection procedures and geological interpretations. Subsequently, a 3D wireframed geological model of the mineralised structures was developed which has been used to create a block model of the main deposits. SRK (UK) has reviewed the quality of the grade and density data and has generated block estimates of these variables. A review of geological and grade continuity was then undertaken to supplement the review of data quality in order to confer Mineral Resource Classification Categories to reflect the variable sampling coverage throughout. Further, the Mineral Resource was restricted to that part of the model considered to have reasonable prospects for economic extraction by open pit mining and heap leach extraction. As far as SRK (UK) is aware, the Mineral Resource estimates are not materially affected by any environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

The Namoya project's updated Mineral Resource estimates (which are set out in the following table) have been derived from resource drilling and assays received before September 2008. These Mineral Resource estimates were prepared in accordance with National Instrument 43-101 by SRK (UK). Martin Pittuck, an employee of SRK (UK), is the "qualified person" (as such term is defined in National Instrument 43-101) who is responsible for these Mineral Resource estimates.

Updated Namoya Mineral Resource Statement, with an effective date of March 11, 2009.

Oxidation State	Mineral Resource Classification Category
	Measured			Indicated			Inferred
	Tonnes (kt)	Au (g/t)	Contained Au (KOzs)	Tonnes (kt)	Au (g/t)	Contained Au (KOzs)	Tonnes (kt)	Au (g/t)	Contained Au (KOzs)
Oxide	3,282	2.7	280.2	4,472	1.7	248.8	3,129	1.0	105.3
Transitional	1,398	2.1	95.9	4,543	1.7	247.2	2,413	1.4	105.8
Fresh Rock	0	1.4	0.0	3,754	2.1	252.2	2,920	2.1	196.7
TOTAL	4,680	2.5	376.1	12,769	1.8	748.3	8,462	1.5	407.7

Reported at a 0.4g/t Au Cut-off Grade.

Previous Mineral Resource estimates for Namoya

The previous Namoya Mineral Resource estimates, reported in June 2007, were reported at a 1.0g/t Au Cut-off and were not confined to a pit shell. These previous estimates comprised:

•	Indicated	8,925 Kt	@ 3.27 g/t	for 938,800 oz Au
•	Inferred	7,074 Kt	@ 2.73 g/t	for 621,500 oz Au

Banro President and C.E.O. Mike Prinsloo said: “Work done towards the Namoya pre-feasibility study indicates that the project economics could be significantly improved by further upgrading more of the Inferred Mineral Resource to the Measured and Indicated Resource categories. The Company, together with SRK, has identified specific additional infill holes to be drilled out in order to add to the Measured and Indicated Resource categories and move the Namoya heap leach project above the threshold of one million recovered ounces. The heap leach metallurgical testwork demonstrates above 80% recovery. The pre-feasibility study will be further advanced once the additional infill and further exploration fieldwork and drilling on the neighbouring targets have been completed. Our immediate target for Namoya is to increase the new resource position to plus 2 million ounces. The Namoya heap leach project will then be taken through to full feasibility. It is planned that a CIL facility will be installed at a later stage of Namoya’s life to extract the high grade fresh rock of the deposits.”

Additional information with respect to the Namoya project is contained in the technical report dated August 17, 2007 and entitled "Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo". A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov. Exploration at Namoya is being conducted under the supervision of Daniel K. Bansah, who is the Company’s Vice President, Exploration and a “qualified person” (as such term is defined in National Instrument NI 43-101).

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Qualified Person

Martin Pittuck, an employee of SRK (UK), is the "qualified person" (as such term is defined in National Instrument 43-101) who is responsible for the Mineral Resource estimates in this press release. Mr. Pittuck has reviewed and approved the contents of this press release.

Cautionary Notes

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Annual Report, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and the Company's exploration and development plans with respect to Namoya) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainties relating to the availability and costs of financing needed in the future, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, gold recoveries for Namoya being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), changes in world gold markets and equity markets, political developments in the DRC, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 28, 2008 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

The mineral resource figures disclosed in this press release are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource estimates included in this press release are well established, by their nature resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure (except in certain limited circumstances). Inferred mineral resources are excluded from estimates forming the basis of a feasibility study.

-------------------------------------------------

For further information, please visit our website at www.banro.com, or contact: Mike Prinsloo, President and C.E.O., South Africa, Tel: +27 (0)11 958-2885; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.